

Mail Stop 4631

August 25, 2016

Via E-mail
Mr. Ernesto Bautista III
Chief Financial Officer
CARBO Ceramics Inc.
575 North Dairy Ashford
Suite 300
Houston, TX 77079

 RE: CARBO Ceramics Inc.
 Form 10-K for the Year Ended December 31, 2015
 Filed February 29, 2016
 File No. 1-15903

Dear Mr. Bautista:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

General Business Conditions, page 24

1.   We note that severe declines in oil and natural gas prices and significant reductions in oil and natural gas industry drilling activities and capital spending since 2014 have had, and will likely continue to have, a negative impact on your results of operations. In order for investors to more fully understand and assess the impact of industry conditions on your operations, please revise future filings, including your next quarterly filing, to address

minimum rig counts and oil and natural gas prices that you believe are necessary in order for your business to be sustainable.

Critical Accounting Policies, page 25

2.   In regard to your disclosures related to income taxes, please revise future filings to disclose and discuss the extent to which you may be unable to continue to record tax benefits.

3.   We note that as a result of worsening conditions in the oil and natural gas industry during the fourth quarter of 2015, you evaluated substantially all your long-lived assets for possible impairment as of December 31, 2015. Please tell us and revise future filings, including your next quarterly filing, to address the following:

- Explain the reasons why your key assumptions varied by facility and address the magnitude of the variations;

- In regard to the overriding assumptions you used to determine undiscounted cash flows, clarify how you define full recovery of the industry and normal capacity;

- Disclose the key assumptions and inputs that impacted your fair value analysis, including the weighted average cost of capital and growth rate;

- Disclose the potential impact of changes in material assumptions on your results; and

- Disclose the remaining carrying values of the impaired assets.

4.   We note that in early 2015, low production levels triggered the component of your inventory accounting policy relating to operating at production levels below normal capacity and you expensed fixed production overhead amounts in excess of amounts that would have been allocated to each unit of production at normal production levels. You disclose that as a result of low production levels and idled and mothballed facilities, you expensed $33.7 million of production costs during the year ended December 31, 2015 and $23.2 million during the six months ended June 30, 2016. Please explain to us, and clarify in future filings, including your next quarterly filing, how you determine the amount of production costs you expense during each period, including if such costs were expensed for all the facilities you operate. If the amount you expense is based on any significant estimates or assumptions, please disclose and discuss your material assumptions and address the potential impact of changes in those assumptions on your results.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or Anne McConnell, Staff Accountant, at (202) 551-3709 with any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction